Exhibit 99.2

May 3, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

Dear Sir/Madam,

Sub: Newspaper Advertisement- Regulation 47 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 47 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing a copy of newspaper advertisement published in Business Standard and Kannada Prabha. The same has been made available on the Company’s Website www.wipro.com.

Thanking You,

For WIPRO LIMITED

/s/ G Kothandaraman
G Kothandaraman
General Manager- Finance

Business Standard BENGALURU | FRIDAY, 3 MAY 2019 3

Brigade Enterprises Limited

[illegible]

BRIGADE

NOTICE

Notice is hereby given that pursuant to Regulation 29 read with Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, a meeting of the Board of Directors of the Company is scheduled on Tuesday, 7th May, 2019 to inter-alia, consider & approve the audited standalone and consolidated financial results of the Company for the fourth quarter and financial year ended 31st March, 2019 and recommendation of dividend, if any, for the financial year ended 31st March, 2019.

This notice may also be accessed on the Company's website at www.brigadegroup.com and may also be accessed on the website of the Stock Exchanges at http://www.nseindia.com and http://www.bseindia.com.

For Brigade Enterprises Limited
Sd/-
P. Om Prakash
Company Secretary & Compliance Officer

Bangalore
30th April, 2019

भारतीय कंटेनर निगम लिमिटेड
CONTAINER CORPORATION OF INDIA LIMITED

NOTICE INVITING TENDER (E-Tender Mode only)

[illegible]

Chief General Manager

---

optiemus

OPTIEMUS INFRACOM LIMITED

[illegible]

NOTICE

[illegible]

S. No.	Folio No. of Transferor	Name of Transferor	Share Certificate No.	Distinctive No.	No. of Shares	Name of Proposed Transferee
1.	[illegible]	[illegible]	[illegible]	[illegible]	500	[illegible]
	Total				500	

[illegible]

FOR OPTIEMUS INFRACOM LIMITED
Sd/-
Vikas Chandra
Company Secretary & Compliance Officer

SONATA

SONATA SOFTWARE LIMITED

[illegible]

NOTICE

Pursuant to Regulation 47(1)(a) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, notice is hereby given that the Meeting of the Board of Directors of the Company will be held on Thursday, the 30th day of May, 2019 at Mumbai to consider and approve, inter-alia, the Audited Financial Results (Standalone and Consolidated) for year ended 31st March, 2019 and to recommend dividend, if any, for the Financial Year ended 31st March, 2019.

The Notice is also available on the Company's website www.sonata-software.com and on the website of the stock exchanges where the Company's shares are listed viz.: www.bseindia.com and www.nseindia.com.

For SONATA SOFTWARE LIMITED
Rashmi Shirke
Assistant Company Secretary
and Compliance Officer

Place : Bengaluru
Date : 2nd May, 2019

HEG LIMITED

[illegible]

NOTICE

Notice is hereby given that a meeting of the Board of Directors of the Company is scheduled to be held on Monday the 20th May, 2019 at 1:15 P.M. at the Corporate Office of the Company at Bhilwara Towers - 1, A-12, Sector -1, Noida - 201301, to consider and approve inter-alia the Audited Financial Results for the Quarter and Financial Year Ended 31st March, 2019 and to consider and recommend the payment of final dividend, if any, to the equity shareholders of the Company for the Financial Year 2018-19.

As per the Company's Code of Conduct for Regulating, Monitoring & Reporting Trading by Insiders, the trading window of the Company for the purpose of trading in the securities of the Company by its Designated persons and their immediate relatives shall remain closed from the end of the every quarter till 48 (forty eight) hours after the conclusion of the Meeting of the Board of Directors for the purpose of consideration and approval of financial results. Accordingly, the period of closure of trading window for dealing in Shares of the Company had already been in operation with effect from 1st April, 2019.

Please note that the re-opening of Trading window for dealing in the Shares of the Company will be effective from 23rd May, 2019.

for HEG LIMITED
Sd/-
(Vivek Chaudhary)
Company Secretary
A-13263

Date : 2nd May, 2019
Place : Noida (U.P.)

This Notice may also be accessed on the Company's website, www.hegltd.com and on www.nseindia.com, www.bseindia.com.

ONGC MRPL

Mangalore Refinery and Petrochemicals Limited

(A Govt. of India Enterprise and a subsidiary of ONGC Limited)

[illegible]

Pursuant to Regulation 29 read with Regulation 47 of the SEBI Listing Regulations, 2015, notice is hereby given that a Board Meeting of the Company is scheduled to be held on Monday, the 13th May, 2019 to inter-alia consider and approve Annual Financial Statements, for the Year ended 31st March, 2019 and to recommend dividend, if any, for the financial year 2018-19.

[illegible]

The said notice may be accessed on the Company's website at www.mrpl.co.in and also be accessed on the Stock Exchange websites at www.bseindia.com and www.nseindia.com.

For Mangalore Refinery and Petrochemicals Limited
Sd/- [illegible]
Company Secretary

Place : New Delhi
Date : 02.05.2019

Note : 1) SEBI has mandated that request for effecting transfer of shares shall not be processed unless the shares are held in dematerialised form with a depository. In view of this, Shareholders holding shares in physical form are requested to open Demat Account with a Depository and dematerialise the shares for easy liquidity.
2) Shareholders are further requested to complete their KYC formalities at the earliest.

Together, Let us build a Clean India

Sundram Fasteners Limited

[illegible]

NOTICE to Shareholders regarding Transfer of Equity Shares to Investor Education and Protection Fund

NOTICE is hereby given that, pursuant to the provisions of Section 124(6) of the Companies Act, 2013 (the Act) read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("Rules") as amended to date, the Company is required to transfer Equity Shares **on or before August 3, 2019** in respect of which Dividend Amounts **for seven consecutive years or more remain unclaimed as on July 4, 2019** to Investor Education and Protection Fund ("IEPF").

The Company has sent individual communication to all the concerned Shareholders whose shares are liable to be transferred to IEPF as per the above mentioned Rules, requesting them to encash / claim such unclaimed dividends on or before July 3, 2019. The details of Shareholders to whom such communication has been sent along with the details of dividend relating to them is available on the Company's website i.e. www.sundram.com under "Investors".

In case, where there is a specific order of Court or Tribunal or statutory Authority restraining any transfer of such shares and payment of dividend or where such shares are pledged or hypothecated under the provisions of the Depositories Act, 1996, the Company will not transfer such shares to the Fund.

Hence, in the event not even one dividend warrant is validly claimed or specific restraining order is not received from the concerned shareholders in respect of such shares on or before July 3, 2019, the Company will proceed to transfer the said Equity Shares to IEPF as stipulated in the Rules, without any further notice. All further dividends in respect of the shares so transferred will also be directly credited to IEPF.

The Shareholders may please note the following in this regard :-

1) In case you hold shares in physical form	A new share certificate will be issued and upon such issue, the Company shall inform the Depository by way of corporate action to convert the share certificates into Demat form and transfer in favour of IEPF.
2) In case you hold shares in dematerialized form	Your demat account will be debited for the shares liable for transfer to IEPF.

The concerned Shareholders whose shares are transferred to IEPF can claim both the unclaimed dividend and the shares from the IEPF Authority by making an application in the prescribed Form IEPF-5 through online to the IEPF Authority and sending a physical copy of the same duly signed as per the specimen signature registered with the Company along with the requisite documents specified in Form IEPF-5, to the Company Secretary of the Company. Please note that no claim shall lie against the Company in respect of shares / unclaimed dividend transferred to IEPF pursuant to the above mentioned Rules.

In case of any queries in this regard, the concerned shareholders may contact the Registrar and Share Transfer Agent, Sri S. Sriram, Deputy General Manager, Integrated Registry Management Services Private Limited, Kences Towers, 2nd Floor, No 1, Ramakrishna Street, North Usman Road, T.Nagar, Chennai - 600 017, Telephone: 91-44-28140801-803, E-mail: sriramts@integratedindia.in / the Nodal Officer of the Company, Sri R Dilip Kumar, Vice President – Finance & Company Secretary at the contact details mentioned above.

For SUNDRAM FASTENERS LIMITED
R Dilip Kumar
Vice President - Finance & Company Secretary

Chennai
02.05.2019

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wipro

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035.
Tel: +91-80-2844 0011; Fax: +91-80-2844 0054; CIN: L32102KA1945PLC020800
Website: www.wipro.com; Email: corp-secretarial@wipro.com

NOTICE

Notice is hereby given that pursuant to Section 110 of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014, (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and such other applicable laws and regulations, the approval of Members of Wipro Limited (the "Company") is being sought for the following Resolutions by way of Postal Ballot including e-voting:

Sl. No.	Description of Resolutions
1	Approval for Buyback of Equity Shares
2	Appointment of Mrs. Arundhati Bhattacharya (DIN 02011213) as an Independent Director of the Company

The Company has completed the dispatch of Postal Ballot Notice along with Explanatory Statement and Postal Ballot Form on May 2, 2019 to all Members of the Company, whose names appeared on the Register of Members as on Friday, April 19, 2019 i.e. the cut-off date

(a) through electronic mail to the Members whose email IDs are registered and

(b) through physical mode, along with a self-addressed pre-paid Business Reply Envelope to the Members whose email IDs are not registered.

Voting rights shall be reckoned on the paid-up value of equity shares registered in the name of Members as on April 19, 2019. A person who is not a Member on the cut-off date shall treat this notice for information purposes only.

The Company has engaged the services of Karvy Fintech Private Limited for providing e-voting facility to all its Members. Members are requested to note that the voting, both through Postal Ballot and e-voting, will commence at 09:00 hours (IST) on Friday, May 3, 2019 and will end at 17:00 hours (IST) on Saturday, June 1, 2019. The Members can opt for only one mode of voting i.e. physical ballot or e-voting. The detailed procedure for voting has been provided in the Postal Ballot Notice and Postal Ballot Form.

The Board of Directors of the Company has appointed Mr. V. Sreedharan/Mr. Pradeep B. Kulkarni, partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizer to conduct the Postal Ballot/e-voting process in a fair and transparent manner. Members are requested to note that duly completed and signed postal ballot forms should reach the Scrutinizer on or before 17:00 Hours (IST) on Saturday, June 1, 2019. Postal ballots received from Members after 17:00 Hours (IST) on Saturday, June 1, 2019 will not be considered as valid and voting through postal ballot or e-voting shall not be allowed beyond the said date and time.

Any Member who does not receive the postal ballot form may either send an e-mail to corp-secretarial@wipro.com or may apply to the Registrar and Share Transfer Agent of the Company and obtain a duplicate postal ballot form. The Postal Ballot Notice and Postal Ballot Form can also be downloaded from the Company's website on the links https://www.wipro.com/content/dam/nexus/en/investor/buy-back/buyback2019/notice-of-postal-ballot.pdf and https://www.wipro.com/content/dam/nexus/en/investor/buy-back/buyback2019/postal-ballot-form.PDF respectively.

The results of the voting by Postal Ballot (along with the Scrutinizer's report) will be announced by the Chairman of the Company on or before Monday, June 3, 2019, at the Registered Office of the Company and will also displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar & Share Transfer Agent.

In case of any queries or grievances with regard to voting by Postal Ballot or e-voting, Members can contact Mr. B. Srinivas, Manager, Karvy Fintech Private Limited at Contact No.: 040-67162222, email id: einward.ris@karvy.com.

For WIPRO LIMITED
M Sanaulla Khan
Company Secretary

Place: Bengaluru
Date: May 2, 2019

Bangalore Metro Rail Corporation Limited

(A Joint Venture of GoI & GoK)
Regd Office: 3rd Floor, BMTC Complex, K.H. Road, Bengaluru-560027
Tel No: 080-22969300, Fax: 080-22969322
CIN: [illegible]

EXTRACT OF UNAUDITED FINANCIAL RESULTS FOR THE HALF YEAR AND YEAR ENDED MARCH 31, 2019

(Rs.in Lakhs)

Sl No	Particulars	6 Months ended 31.03.2019	For the year ended 31.03.2019	For the previous accounting year ended 31.03.2018
		Unaudited	Unaudited	Audited
1	Total Income from Operations	32,513.70	53,969.96	53,833.09
2	Net Profit/(Loss) for the period (before Tax, Exceptional and/or Extraordinary items)	(19,079.36)	(46,229.60)	(35,225.28)
3	Net Profit/(Loss) for the period before Tax (after Exceptional and/or Extraordinary items)	(19,079.36)	(46,229.60)	(35,225.28)
4	Net Profit / (Loss) for the period after Tax (after Exceptional and/or Extraordinary items)	(19,079.36)	(46,229.60)	(35,225.28)
5	Total Comprehensive Income for the period (Comprising Profit /(Loss) for the period (after tax) and Other Comprehensive Income (after tax)	(19,079.36)	(46,229.60)	(35,225.28)
6	Paid up Equity Share Capital	582,378.00	582,378.00	536,298.00
7	Reserves (excluding Revaluation Reserve)	(135,007.22)	(135,007.22)	(130,779.85)
8	Net worth	447,370.78	447,370.78	405,518.15
9	Paid up Debt Capital / Outstanding Debt	1,642,856.09	1,642,856.09	1,394,807.15
10	Outstanding Redeemable Preference Shares	-	-	-
11	Debt Equity Ratio	2.82	2.82	2.60
12	Earnings Per Share (of Rs.10/- each) for continuing and discontinued operations (in Rs)			
	1. Basic	-	(0.80)	(0.65)
	2. Diluted	-	(0.80)	(0.65)
13	Capital Redemption Reserve	-	-	-
14	Debenture Redemption Reserve	-	-	-
15	Debt Service Coverage Ratio	-	-	-
16	Interest Service Coverage Ratio	-	-	-

Notes:

1. The unaudited financial results for the half year and year ended 31.03.2019 have been reviewed by the Finance & Audit Committee and approved and taken on record by the Board of Directors of the Company at their meeting held on 02.05.2019. The unaudited financial results for the half year and year ended March 31,2019 have been subject to Limited Review by the Statutory Auditors of the Company.
2. India Ratings & Research Limited (Fitch Group) and Brickwork Ratings India Private Limited have reaffirmed rating as **"AA Stable"**.
3. State Bank of India one year MCLR rate as on 31.03.2019 has been considered for fair value measurement.
4. Formula used for computation of Debt equity ratio=Paid up Debt Capital/Equity Share Capital (# Paid up Debt Capital includes Long-term Borrowings and current maturities of the Long-term Borrowings).
5. Debenture Redemption Reserve will be created in subsequent years subject to the availability of profits.
6. The Company has not received any investor grievances for the year ended March 31,2019.
7. The above is an extract of the detailed format of financial results for the half year and year ended March 31,2019 filed with the Stock Exchanges under Regulation 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The full format of the financial results will be published and will be available on the Stock Exchange website: www.nseindia.com and the Company's website: www.bmrc.co.in

For Bangalore Metro Rail Corporation Limited
Sd/-
(Ajay Seth)
Managing Director
(DIN: 02294494)

Place: Bengaluru
Date:02.05.2019

RUCHIKA INDUSTRIES INDIA LIMITED

(CIN: [illegible])
Registered Office: 126, Damji Shamji Estate, LBS Marg, Vikhroli (West), Mumbai - 400 083
Tel. No.: + 91 22 6152 0304, E-Mail ID: roc.ruchika@gmail.com; Website: www.ruchikaind.in

Recommendations of the Committee of Independent Directors ("IDC") on the Open Offer to the Public Shareholders of **Ruchika Industries India Limited ("Ruchika"/ "Target Company")** under Regulation 26(7) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and subsequent Amendments thereto (**"SEBI (SAST) Regulations, 2011"/"Regulations"**)

1)	Date	May 02, 2019
2)	Name of the Target Company ("TC")	Ruchika Industries India Limited
3)	Details of the Offer pertaining to TC	The Offer is being made by the Acquirer in terms of Regulation 3(1) and 4 of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 for acquisition up to 5,29,000 Equity Share of ₹5.00 each representing 26% of the Equity Share Capital/Voting Capital of the Target Company at a price of ₹8.75 (Rupees Eight and Paise Seventy Five only) (**"Offer Price"**), payable in cash.
4)	Name of the Acquirer	Mr. Rajiv Chandulal Dalal
5)	Name of the Manager to the Offer	Mark Corporate Advisors Private Limited
6)	Members of the Committee of Independent Directors	1) Mr. Pratik Popat : Chairman 2) Ms. Minal Panchal : Member
7)	IDC Member's relationship with the TC (Director, Equity shares owned, any other contract/relationship), if any	IDC members are Independent Directors on the Board of the Target Company. They do not have any Equity Holding in the Target Company. None of them have entered into any other contract or have other relationship with the Target Company.
8)	Trading in the Equity shares/other securities of the TC by IDC Members	No trading in the Equity Shares of the Target Company has been done by any of the IDC Members.
9)	IDC Member's relationship with the Acquirer (Director, Equity shares owned, any other contract/ relationship), if any	None of the IDC Members are Directors in companies where nominees of the Acquirer are acting as Director(s) nor have any relationship with the Acquirer in their personal capacities.
10)	Trading in the Equity Shares/ other securities of the Acquirer by IDC Members	Nil
11)	Recommendation on the Open offer, as to whether the offer is fair and reasonable	IDC is of the view that Open Offer is fair and reasonable.
12)	Summary of reasons for recommendation	IDC has taken into consideration the following for making the recommendation: IDC has reviewed (a) The Public Announcement ("PA") dated February 27, 2019 in connection with the Offer issued on behalf of the Acquirer (b) The Detailed Public Statement ("DPS") which was published on March 07, 2019 and (c) The Letter of Offer ("LoF") dated April 25, 2019 Based on the review of PA, DPS and LoF, the IDC is of the opinion that the Offer Price of ₹8.75 (Rupees Eight and Paise Seventy Five only) per Equity Share offered by the Acquirer (more than the highest price amongst the selective criteria mentioned under Justification of Offer Price) is in line with the regulation prescribed by SEBI under the Regulations and prima facie appears to be justified.
13)	Details of Independent Advisors, if any	None
14)	Any other matter(s) to be highlighted	None

To the best of our knowledge and belief, after making proper enquiry, the information contained in or accompanying this statement is, in all material respect, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by the Target Company under the SEBI (SAST) Regulations, 2011.

for Ruchika Industries India Limited
Sd/-
Pratik Popat
Chairman-IDC

Place : Mumbai
Date : May 03, 2019

ಕ್ರೀಡೆ

ಕನ್ನಡಪ್ರಭ
ಶುಕ್ರವಾರ 3.5.2019
15

ಸಣ್ ಸುದ್ದಿ

ನ್ಯೂಜಿಲೆಂಡ್ ಓಪನ್: ಕ್ವಾರ್ಟರ್‌ಗೆ ಪ್ರಣಯ್

ಬೆಂಗಳೂರು 10ಕೆ ಓಟ: ಟಿರೂಪ್ ಮೇಲೆ ನಿರೀಕ್ಷೆ

ಇಂದು ಪಂಜಾಬ್ vs ಕೆಕೆಆರ್

ಎರಡೂ ತಂಡಗಳಿಗೆ ಮಾಡು ಇಲ್ಲವೇ ಮಡಿ ಪಂದ್ಯ

ಪಂಜಾಬ್	ಕೆಕೆಆರ್
ಮುಖಾಮುಖಿ: 24	
08 ಗೆಲುವು	16 ಗೆಲುವು

ಕೊನೆಗೂ ಅಫ್ರಿದಿ ಅಸಲಿ ವಯಸ್ಸು ಬಹಿರಂಗ!

ಹುಟ್ಟಿದ್ದು 1980ರಲ್ಲಿ, 75ರಲ್ಲಿ

wipro

ವಿಪ್ರೋ ಲಿಮಿಟೆಡ್

Website: www.wipro.com Email: corp-secretarial@wipro.com

ಸೂಚನೆ

ಕ್ರ.ಸಂ	
1	
2	

ವಿಪ್ರೋ ಲಿಮಿಟೆಡ್
ಸ್ಥಳ: ಬೆಂಗಳೂರು

CLASSIFIEDS

JOB

RECRUITMENT

02.05.2019 ... 18.05.2019 ... 4.00
08.05.2019 ... 3.00
18.05.2019 ... 4.00
21.05.2019 ... 11.00
www.kpwd.gov.in

(CALL-2)
https://eproc.karnataka.gov.in

ಕನ್ನಡಪ್ರಭ

(FPI)

"Tender to provide Annual Maintenance contract for Electrical and Allied works for FPI"
https://www.eproc.karnataka.gov.in
www.fpibangalore.gov.in

ಬೆಂಗಳೂರು ಅಭಿವೃದ್ಧಿ ಪ್ರಾಧಿಕಾರ

CITY MUNICIPAL COUNCIL SIRUGUPPA - 583121 (DIST. BALLARI)

02.05.2019

District Institute of Education and Training Tumkur